Exhibit 21.1
Mistras Group, Inc. Subsidiaries:

	Other Names under which	State of
Name	Subsidiary Does Business	Organization
Anru Physical ALC TLP Beheer B.V.		The Netherlands
Conam Inspection & Engineering Services, Inc.	Caliber Inspection, Code Services, Petroleum & Refractory Inspection (PRI), PCMS Alpha, Universal Testing and Controlled Vibrations, iTi, H&G Inspction Services, GIX, South Bay and Inspection (SBI)	Delaware
CISMIS Springfield Corp.		Delaware
DIAPAC Ltd.		Russia
Envirocoustics A.B.E.E.		Greece
Euro-Physical Acoustics S.A.		France
Nippon Physical Acoustics Ltd.		Japan
Physical Acoustics Argentina S.A.		Argentina
Physical Acoustics Corporation		Delaware
Physical Acoustics India Private Ltd.		India
Physical Acoustics Ltd.		England & Wales
Physical Acoustics South America LTDA		Brazil
Quality Services Laboratories, Inc.		Delaware
ThermTech Services, Inc.		Florida